02020039

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 *(No fee required, effective October 7, 1996)*

For the fiscal year ended December 30, 2000

Or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 *(No fee required)*

For the transition period from ____________________ to ______________________

Commission file number 1-14946

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CEMEX, Inc. Savings Plan
c/o CEMEX, Inc.
1200 Smith Street
Suite 2400
Houston, Texas 77002

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CEMEX,S.A. de C.V.
Av. Constitución 444 Pte.
Monterrey, Nuevo León
México 64000

CEMEX USA MANAGEMENT, INC.
SAVINGS PLAN

Financial Statements and
Supplemental Schedule

December 30, 2000 and 1999

(With Auditors' Report Thereon)

CEMEX USA MANAGEMENT, INC.
SAVINGS PLAN

Table of Contents

The following schedules required by Department of Labor's Rules and Regulations are omitted because of the absence of conditions under which they are required:

Schedule of Reportable Transactions

Schedule of Investment Assets Both Acquired and Disposed of Within the Plan Year

Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

Schedule of Leases in Default or Classified as Uncollectible

Nonexempt Transactions

Mir Fox & Rodriguez, P.C.
Certified Public Accountants

Member of the American Institute of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Participants and Administrator of
Cemex USA Management, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Cemex USA Management, Inc. Savings Plan (the Plan) as of December 30, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for 2000 and, in our opinion, is fairly stated in all material respects in relation to the 2000 financial statements taken as a whole.

Mir Fox & Rodriguez

July 9, 2001

1900 One Riverway
Houston, TX 77056
713 622 1120
713 961 0625 Fax

CEMEX USA MANAGEMENT, INC.
SAVINGS PLAN

Statements of Net Assets Available for Benefits
December 30, 2000 and 1999

Assets	2000	1999
Investments:		
Mutual funds	$ 43,668,353	45,797,957
Participant loans	2,680,340	1,914,008
Total investments	46,348,693	47,711,965
Cash and cash equivalents	697,993	57,826
Contributions receivable - employees		88,939
Contributions receivable - employers		51,978
Other receivables		12,791
Total assets	47,046,686	47,923,499
Liabilities		
Accounts payable	52,613	
Net assets available for benefits	$ 46,994,073	47,923,499

See accompanying notes to financial statements.

CEMEX USA MANAGEMENT, INC.
SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits
Year Ended December 30, 2000

Additions to net assets:	
Employee contributions	$ 3,312,490
Employer contributions	2,411,337
Investment income	4,172,123
Total additions	9,895,950
Deductions from net assets:	
Net depreciation in fair value of investments for mutual funds	6,415,840
Benefits paid to participants	4,386,767
Administrative fees and expenses	22,769
Total deductions	10,825,376
Net decrease in net assets available for benefits	(929,426)
Net assets available for benefits:	
Beginning of year	47,923,499
End of year	$ 46,994,073

See accompanying notes to financial statements.

CEMEX USA MANAGEMENT, INC.
SAVINGS PLAN

Notes to Financial Statements
December 30, 2000 and 1999

1. **Plan Description**

General

The Cemex USA Management, Inc. Savings Plan (the Plan) was adopted effective April 1, 1991 for the benefit of the employees of Cemex USA Management, Inc. (the Plan Sponsor and Administrator) and its subsidiary companies. The Plan is a profit sharing plan qualified under 401(a) of the Internal Revenue Code (IRC). The Plan has an elective deferral feature and matching benefit feature qualified under IRC 401(k) and 401(m), respectively. The Plan is subject to the provisions of the Employee Retirement Income Act of 1974 (ERISA), as amended, and is described more fully in the Plan agreement. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

Eligibility and contributions

Permanent employees of the Plan Sponsor or its subsidiary companies (Employers), providing 500 hours of service for six months or 1,000 hours of service during a Plan year, are eligible to participate in the Plan.

Participants may contribute up to 18% of pretax annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Employers contribute 75% of the first 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Employers. Contributions are subject to certain limitations.

Participants direct the investment of their contributions in the investment options listed in note 3.

For the year ended December 30, 2000, Employers contributions were reduced by $220,220 due to forfeited nonvested accounts.

Participant accounts

Separate accounts are maintained for each participant. Participant accounts are credited with the participant's contribution and allocations of (a) the employers' contributions, (b) Plan earnings and (c) forfeitures of terminated participants' nonvested account balances. Allocations are based on each participant's earnings or account balance, as defined in the Plan agreement. Each participant is entitled to the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Vesting in the Employers' matching and discretionary contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after five years of credited service or upon normal retirement date.

Continued

Benefit payments

Benefits are payable from participant account balances, subject to certain restrictions, upon termination of employment, retirement, reaching the age of 59 1/2, or by incurring a disability or financial hardship, as defined in the Plan agreement. If a participant's employment is terminated before retirement, a participant may receive a lump-sum distribution equal to the value of his or her account or, if in excess of $3,500, payment over a period of 120 months or some other method of distribution specified in the Plan agreement. Benefits are recorded when paid. Unvested participant forfeitures are used to reduce the Employers' annual contributions.

Participant loans

A participant may obtain a loan from his or her separate account balance. Each loan is evidenced by a promissory note. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Administrator. Provisions of the Plan require the aggregate of each loan outstanding not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. Repayment terms for loans are not to exceed five years and principal and interest is paid ratably through monthly payroll deductions.

Plan termination

Although it has not expressed any interest to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

2. **Significant Accounting Policies**

Basis of presentation

The financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition

Mutual funds are stated at their fair value based on quoted market prices as of the date of the financial statements. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Continued

Administrative expenses

Certain expenses of the Plan are paid by the Administrator.

3. **Investments**

As of December 30, 2000 and 1999, contributions to the Plan were invested at the option of the employees in one or more of the following investment funds:

	2000	1999
Putnam Growth and Income Fund	$ 8,856,881	8,253,156
Putnam New Opportunities Fund	8,457,796	12,460,378
AIM Constellation Fund	6,361,025	7,034,529
Stable Value Fund	4,792,256	4,053,166
Bond Fund of America	3,097,332	2,860,014
MFS Research Fund	2,918,519	3,801,090
Templeton Foreign Fund	2,393,211	2,582,380
Franklin Balance Sheet Investment Fund	2,399,556	1,895,564
Franklin Real Estate Securities Fund	1,689,622	1,131,748
Franklin Small Cap Growth Fund	1,005,983	
Templeton Foreign Smaller Companies Fund		806,602
Pilgrim International Small Cap Growth Fund	870,545	
Templeton Developing Markets Trust	825,627	919,330
Participant loans	2,680,340	1,914,008
	$ 46,348,693	47,711,965

Effective May 15, 2001, Washington Mutual Investors Fund was added and Putnam Growth and Income Fund was removed from the investment options of the Plan. Investments with a fair value that exceeds $2,349,704 at December 30, 2000 and $2,396,175 at December 30, 1999 represent 5 percent or more of Plan net assets.

4. **Significant Concentrations of Credit Risk**

The Plan's cash in bank operating and trust accounts in excess of the Federal Deposit Insurance Corporation insurance limit was $848,540 as of December 30, 2000. The Plan's credit risk is mitigated by the financial strength of the banking institution in which the deposits are held.

5. **Federal Income Tax Status**

The Plan obtained its latest determination letter on March 27, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, the Administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Continued

6. Plan Merger

In November 2000, the parent company of Cemex USA Management, Inc. acquired Southdown, Inc. As a result of this acquisition, the Plan sponsor has decided to merge the Plan with the acquired company's qualified retirement plan. The merger of the two plans will occur effective January 1, 2002 and may result in significant changes to the Plan's provisions and investment options.

Plan Sponsor No. 76-0189755
Plan No. 001

CEMEX USA MANAGEMENT, INC.
SAVINGS PLAN

Schedule of Assets (Held at End of Year)
December 30, 2000

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Putnam Investments	Putnam Growth and Income Fund; 453,501 shares	$ 8,636,935	8,856,881
	Putnam Investments	Putnam New Opportunities Fund; 144,282 shares	6,889,274	8,457,796
	AIM Family of Funds	AIM Constellation Fund; 219,876 shares	6,222,960	6,361,025
	INVESCO Trust Company	Stable Value Fund; 4,792,256 shares	4,792,256	4,792,256
	American Funds	Bond Fund of America; 242,168 shares	3,297,899	3,097,332
	MFS Fund Distributors, Inc.	MFS Research Fund; 121,706 shares	2,835,911	2,918,519
	Franklin Templeton Investor Services, Inc.	Templeton Foreign Fund; 231,452 shares	2,271,878	2,393,211
	Franklin Templeton Investor Services, Inc.	Franklin Balance Sheet Investment Fund; 67,271 shares	2,304,331	2,399,556
	Franklin Templeton Investor Services, Inc.	Franklin Real Estate Securities Fund; 106,065 shares	1,752,094	1,689,622
	Franklin Templeton Investor Services, Inc.	Franklin Small Cap Growth Fund; 25,578 shares	1,146,691	1,005,983
	ING Pilgrim Group	Pilgrim International Small Cap Growth Fund; 27,893 shares	1,070,894	870,545
	Franklin Templeton Investor Services, Inc.	Templeton Developing Markets Trust; 77,963 shares	1,044,071	825,627
*	Participant loans	8.22% to 10.89%, payable monthly		2,680,340
			$ 42,265,194	46,348,693

* Party in interest

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, INC. SAVINGS PLAN

By: Andrew Miller

Name: Andrew M. Miller

Title: Chairman of Administrative Committee

Date: 2-28-02